WillScot Mobile Mini to Acquire McGrath January 29, 2024 Filed by WillScot Mobile Mini Holdings Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: McGrath RentCorp Commission File No. 000-13292 Date: January 29, 2024

2 Safe Harbor Forward Looking Statements This presentation contains forward-looking statements (including the guidance/outlook contained herein) within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. The words "estimates," "expects," "anticipates," "believes," "forecasts," "plans," "intends," "may," "will," "should," "shall," "outlook," "guidance" and variations of these words and similar expressions identify forward-looking statements, which are generally not historical in nature. Certain of these forward-looking statements include statements relating to: our mergers and acquisitions pipeline, acceleration of our run rate, acceleration toward and the timing of our achievement of our three to five year milestones, growth and acceleration of cash flow, driving higher returns on invested capital, and Adjusted EBITDA margin expansion. Forward-looking statements are subject to a number of risks, uncertainties, assumptions and other important factors, many of which are outside our control, which could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Although the Company believes that these forward-looking statements are based on reasonable assumptions, they are predictions and we can give no assurance that any such forward-looking statement will materialize. Important factors that may affect actual results or outcomes include, among others, our ability to acquire and integrate new assets and operations; our ability to judge the demand outlook; our ability to achieve planned synergies related to acquisitions; our ability to successfully execute our growth strategy, manage growth and execute our business plan; our estimates of the size of the markets for our products; the rate and degree of market acceptance of our products; the success of other competing modular space and portable storage solutions that exist or may become available; rising costs and inflationary pressures adversely affecting our profitability; potential litigation involving our Company; general economic and market conditions impacting demand for our products and services and our ability to benefit from an inflationary environment; our ability to maintain an effective system of internal controls; and such other risks and uncertainties described in the periodic reports we file with the SEC from time to time (including our Form 10-K for the year ended December 31, 2022), which are available through the SEC’s EDGAR system at www.sec.gov and on our website. Certain of these forward-looking statements relate to the proposed acquisition by WillScot Mobile Mini Holdings Corp. ("WillScot Mobile Mini") of McGrath RentCorp ("McGrath"), including: expected scale; operating efficiency; stockholder, employee and customer benefits; key assumptions; timing of closing; the amount and timing of revenue and expense synergies; future financial benefits and operating results; and integration spend, which reflects management’s beliefs, expectations and objectives as of the date hereof. Any forward-looking statement speaks only at the date on which it is made, and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Non-GAAP Financial Measures This presentation includes non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Return on Invested Capital, Pro Forma Revenue, Pro Forma Adjusted EBITDA and Net CAPEX. Adjusted EBITDA is defined as net income (loss) plus net interest (income) expense, income tax expense (benefit), depreciation and amortization adjusted to exclude certain non-cash items and the effect of what we consider transactions or events not related to our core business operations, including net currency gains and losses, goodwill and other impairment charges, restructuring costs, costs to integrate acquired companies, costs incurred related to transactions, non-cash charges for stock compensation plans, gains and losses resulting from changes in fair value and extinguishment of common stock warrant liabilities, and other discrete expenses. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue. Free Cash Flow is defined as net cash provided by operating activities, less purchases of, and proceeds from, rental equipment and property, plant and equipment, which are all included in cash flows from investing activities. Adjusted earnings before interest and amortization is the sum of income (loss) before income tax expense, net interest (income) expense, amortization adjusted for non-cash items considered non-core to business operations including net currency (gains) losses, goodwill and other impairment charges, restructuring costs, costs to integrate acquired companies, non-cash charges for stock compensation plans, gains and losses resulting from changes in fair value and extinguishment of common stock warrant liabilities, and other discrete expenses, reduced by our estimated statutory tax rate. Given we are not a significant US taxpayer due to our current tax attributes, we include estimated taxes at our current statutory tax rate of approximately 26%. Net assets is total assets less goodwill and intangible assets, net and all non-interest bearing liabilities and is calculated as a five quarter average. Pro Forma Revenue is defined the same as revenue, but includes pre-acquisition results from Mobile Mini for all periods presented. Net CAPEX is defined as purchases of rental equipment and refurbishments and purchases of property, plant and equipment (collectively, "Total Capital Expenditures"), less proceeds from the sale of rental equipment and proceeds from the sale of property, plant and equipment (collectively, "Total Proceeds"), which are all included in cash flows from investing activities. The Company believes that Adjusted EBITDA and Adjusted EBITDA margin are useful to investors because they (i) allow investors to compare performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance; (ii) are used by our board of directors and management to assess our performance; (iii) may, subject to the limitations described below, enable investors to compare the performance of the Company to its competitors; (iv) provide additional tools for investors to use in evaluating ongoing operating results and trends; and (v) align with definitions in our credit agreement. The Company believes that Free Cash Flow is useful to investors because it allows investors to compare cash generation performance over various reporting periods and against peers. The Company believes that Return on Invested Capital provides information about the long-term health and profitability of the business relative to the Company's cost of capital. The Company believes that Pro Forma Revenue is useful to investors because they allow investors to compare performance of the combined Company over various reporting periods on a consistent basis due to the addition of significant acquisitions during the reported periods. This information is also used by management to measure the performance of our ongoing operations and analyze our business performance and trends. This information is used by investors for the purposes of development of future projections and earnings growth prospects. The Company believes that the presentation of Net CAPEX provides useful information to investors regarding the net capital invested into our rental fleet and plant, property and equipment each year to assist in analyzing the performance of our business. Adjusted EBITDA is not a measure of financial performance or liquidity under GAAP and, accordingly, should not be considered as an alternative to net income or cash flow from operating activities as an indicator of operating performance or liquidity. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Other companies may calculate Adjusted EBITDA and other non-GAAP financial measures differently, and therefore the Company's non-GAAP financial measures may not be directly comparable to similarly-titled measures of other companies. For reconciliation of the non-GAAP measures used in this presentation (except as explained below), see “Reconciliation of Non-GAAP Financial Measures" included in this presentation. Information reconciling forward-looking Adjusted EBITDA to GAAP financial measures is unavailable to the Company without unreasonable effort. We cannot provide reconciliations of forward-looking Adjusted EBITDA to GAAP financial measures because certain items required for such reconciliations are outside of our control and/or cannot be reasonably predicted, such as the provision for income taxes. Preparation of such reconciliations would require a forward-looking balance sheet, statement of income and statement of cash flow, prepared in accordance with GAAP, and such forward-looking financial statements are unavailable to the Company without unreasonable effort. Although we provide a range of Adjusted EBITDA that we believe will be achieved, we cannot accurately predict all the components of the Adjusted EBITDA calculation. The Company provides Adjusted EBITDA guidance because we believe that Adjusted EBITDA, when viewed with our results under GAAP, provides useful information for the reasons noted above.

3 Safe Harbor Additional Information and Where to Find It In connection with the proposed transaction, WillScot Mobile Mini will file with the SEC a registration statement on Form S-4 that will include a proxy statement of McGrath and that will also constitute a prospectus of WillScot Mobile Mini. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed with the SEC by WillScot Mobile Mini and McGrath at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from WillScot Mobile Mini’s web site at www.willscotmobilemini.com. Participants in the Solicitation This presentation is not a solicitation of a proxy from any investor or security holder. However, WillScot Mobile Mini, McGrath and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of McGrath in respect of the proposed transaction under the rules of the SEC. Information regarding WillScot Mobile Mini’s directors and executive officers is available in WillScot Mobile Mini’s 2022 Annual Report on Form 10-K filed with the SEC on February 22, 2023, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2023. Information regarding McGrath’s directors and executive officers is available in McGrath’s 2022 Annual Report on Form 10-K filed with the SEC on February 22, 2023, and in its definitive proxy statement for its annual meeting of shareholders filed on April 28, 2023. These documents as well as other documents filed by WillScot Mobile Mini and McGrath with the SEC can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

4 Today’s presenters Brad Soultz Chief Executive Officer WillScot Mobile Mini Tim Boswell President & Chief Financial Officer WillScot Mobile Mini Joseph Hanna President & Chief Executive Officer McGrath

# A highly synergistic combination

WILLSCOT | mobile mini

## Key Benefits

- ✓ Extends position in North America in turnkey space solutions with enhanced geographic coverage and a more diversified platform
- ✓ Strengthens service offering, customer diversity and expands Value-Added Products ("VAPS") penetration opportunity, driving further operating efficiencies and unit economics
- ✓ Complementary product mix and customers, including greater presence in education
- ✓ Significant value creation opportunities, including expected $50M run-rate operating synergies, incremental commercial synergies and fleet capital expenditure savings, leveraging WillScot Mobile Mini's best-in-class technology platform
- ✓ High confidence in achieving optimization targets given management's proven track record of integrating acquisitions efficiently and realizing synergies

## Key Pro Forma Metrics

| | | |
|---|---|---|
| ~$3.2B<br>2023E<br>Revenue[1] | ~$1.4B (~45%)<br>2023E<br>Adj. EBITDA[1] (Margin) | ~$700M<br>2025E<br>Free Cash Flow[2] |
| ~18%<br>'21A – '23E<br>Adj. EBITDA CAGR[3] | 475K<br>Combined<br>Rental Units | ~17%<br>Return on<br>Invested Capital[4] |

## Business Mix by Product Type

### WillScot Mobile Mini


Storage
26%
~$2.4B
'23E Revenue[1]
Modular
74%

+

### McGrath


TRS
20%
Storage
12%
~$0.8B
'23E Revenue[1]
Modular
68%

=

### Combined Pro Forma


TRS
5%
Storage
23%
~$3.2B
'23E Revenue[1]
Modular
72%

1. Reflects mid-point of latest 2023E guidance for continuing operations released by WillScot Mobile Mini and McGrath; Adj. EBITDA includes illustrative run-rate operating synergies of $50M.
2. Assumes illustrative operating synergies of $39M realized in 2025E.
3. Excludes any synergies or cost savings estimated to arise from the acquisition of McGrath.
4. Reflects PF LTM ROIC as of 3/31/24E; defined as adjusted earnings before interest and amortization divided by net assets.

5

# Transaction summary

| | |
|---|---|
| Transaction Structure | • WillScot Mobile Mini to acquire McGrath ("McGrath") for an enterprise value of $3.8B<br>  • Represents 9.5x McGrath's 2024E Adj. EBITDA[1] including run-rate operating synergies<br>• McGrath shareholders will receive, for each of their shares, either $123.00 in cash or 2.8211 shares of WillScot Mobile Mini common stock, as determined pursuant to the election and allocation procedures in the merger agreement under which 60% of McGrath's outstanding shares will be converted into cash consideration and 40% of McGrath's outstanding shares will be converted into stock consideration<br>  • McGrath shareholders will benefit from a tax-free reorganization under IRC Section 368<br>• WillScot Mobile Mini shareholders will own 87.4% of Combined Company and McGrath shareholders will own 12.6% |
| Expected Synergies | • Expected $50M run-rate operating synergies, achievable within 24 months of closing<br>• Further revenue upside potential via expansion of Value-Added Product offerings and cross-selling, enhancing customer value proposition<br>• Additional opportunity to achieve CapEx and real estate synergies |
| Capital Structure / Allocation | • Committed financing in place for 100% of cash consideration<br>• Expected net debt of ~$6.1B at close, implying ~4.3x net leverage[1], with a clear path to deleveraging below 3.5x within 12 months of transaction close<br>• Expected ~$700M of combined annual free cash flow generation in 2025 creates capital allocation flexibility<br>• No impact to existing credit ratings expected; WillScot Mobile Mini committed to deleveraging and continuing a disciplined capital allocation policy |
| Approvals / Closing | • Transaction unanimously approved by Board of Directors of WillScot Mobile Mini and McGrath<br>• Expected to close in Q2 2024, subject to satisfaction of customary closing conditions, including regulatory approvals and McGrath shareholder approvals |

1. Adjusted EBITDA unburdened for stock-based compensation, transaction costs and non-cash impairment costs; assumes 100% credit on expected run-rate operating synergies of $50M.

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# McGrath overview

## Key Highlights

- ✓ One of the leading providers of modular buildings and portable storage solutions
- ✓ Product portfolio includes modular office buildings and complexes, classrooms, mobile storage containers, site related services and electronic test equipment rentals
- ✓ Footprint across 30 states
- ✓ Fleet of >100K units supported by over 70 sales and service locations
  - ✓ 50K Modular, 32K Storage, 24K TRS-RenTelco ("TRS")
- ✓ Strong track record of revenue growth and consistent Adj. EBITDA margins
- ✓ Early in strategy to expand Value-Added Products and site-related services
- ✓ 2023E Revenue and Adj. EBITDA[1] of $825M and $316M

## Diverse Customer Segments[2,3]

### Education Mix (33%)



Higher Education, 2%
Daycare/Other, 2%
Private K-12/Charter, 6%
Public K-12, 23%

### Commercial Mix (67%)



Other, 6%
Retail, 1%
Entertainment & Recreation, 2%
Health Care, 2%
Government, 4%
Transportation, 3%
General Business, 3%
Residential Construction, 8%
Industrial, Petro-Chemical, Manufacturing, Environmental, 8%
Commercial Construction,30%

## Geographic Presence



Livermore, CA
★ Headquarters
Locations

*Also operates international locations under TRS

## Revenue by Segment[4]



TRS 20%
Mobile Modular 80%

1. Reflects mid-point of latest 2023E guidance for continuing operations released by McGrath; Adjusted EBITDA unburdened for stock-based compensation, transaction costs and non-cash impairment costs.
2. Based on Q3 2023A.
3. Mobile Modular includes Vesta, Mobile Modular Portable Storage, Kitchens To Go and excludes Enviroplex.
4. Based on LTM 9/30/22A revenue mix from continuing operations.

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# McGrath segments

| | Mobile Modular | TRS-RenTelco |
|---|---|---|
| Key Highlights | • Mobile Modular has a leading modular building and container fleet in the United States<br>• Portable Storage solutions offered across 28 states<br>• Attractive fleet unit economics with appealing customers | • TRS-RenTelco is a market leader in the testing equipment rental industry<br>  • Rentals and Sales of general purpose and communications test equipment nationally and internationally in aerospace, defense, communications, manufacturing and semiconductor end markets<br>• Operates two facilities located on the grounds of the Dallas Fort Worth International Airport in Grapevine, Texas and Dollard-des-Ormeaux, Canada |

**Product Overviews**

Mobile Modular:


Classroom


Mobile Office


Complex


Container


Ground Level Office

TRS-RenTelco:


Power Meter


Datacom Cable Tester


Spectrum Analyzers


Network / Impedance Analyzers


Network Tester

**Key Financials**

| | Mobile Modular | | TRS-RenTelco | |
|---|---|---|---|---|
| | $620M<br>LTM Q3' 2023<br>Revenue | $1,275M<br>YTD Q3' 2023<br>Average Rental Equipment[2] | $155M<br>LTM Q3' 2023<br>Revenue | $392M<br>YTD Q3' 2023<br>Average Rental Equipment[2] |
| | 36.4%<br>LTM Q3' 2023<br>Adjusted EBITDA[1] Margin | ~83,000<br>Rental Fleet<br>(units) | 57.8%<br>LTM Q3' 2023<br>Adjusted EBITDA[1] Margin | ~24,000<br>Rental Fleet<br>(units) |

1. Adjusted EBITDA unburdened for stock-based compensation, transaction costs and non-cash impairment costs.
2. Average rental equipment represents the cost of rental equipment, excluding new equipment inventory and accessory equipment.

8

# Compelling strategic and financial rationale

WILLSCOT | mobile mini

## Strategic

- ✓ Combination of two highly complementary companies with leadership positions in turnkey space solutions
  - ✓ Enhanced ability to serve a more diverse set of customers
  - ✓ Broad rental fleet with long rental duration and useful life driving attractive unit economics
- ✓ Significant operating synergies, with high certainty given WillScot Mobile Mini's track record for integrating acquisitions
  - ✓ Complementary specialty fleets for turnkey space solutions across North America
  - ✓ Demonstrated playbook for efficient integration and operational enhancement of modular and portable storage businesses
  - ✓ Near-term capex savings enabled by branch density and enhanced fleet breadth
- ✓ Compounding of revenue and Adj. EBITDA growth across the combined platform
  - ✓ Combination accelerates roll-out opportunity for VAPS, enhancing pro forma growth
- ✓ Combination positions the business to capitalize on significant, long-term industry tailwinds (strategic reshoring and federally-funded infrastructure investments)
- ✓ Unique opportunity to drive shareholder returns
  - ✓ Combined business positioned to convert financial strength into multiple expansion and valuation re-rating
- ✓ Shareholders to benefit from the combined advantages across human capital economics, technological processes and operational efficiencies

## Financial

**~$3.2B**
Combined 2023E Revenue[1]

**~$1.4B**
Combined 2023E Adj. EBITDA[1,2]

**$50M**
Expected operating synergies to be realized within ~24 months of closing

**45 - 50%**
Adj. EBITDA Margin over next 3 - 5 years[2]

**~$700M**
Combined 2025E Free Cash Flow[2]

**15 - 20%**
Return on Invested Capital over next 3 - 5 years[2,3]

Note: All data Pro Forma for acqusition of McGrath.
1. Reflects mid-point of latest 2023E guidance for continuing operations released by WillScot Mobile Mini and McGrath.
2. Assumes illustrative run-rate operating synergies of $50M.
3. ROIC defined as adjusted earnings before interest and amortization divided by net assets.

9

# Combination enhances customer value proposition

- ✓ Increased capabilities to service customers consistently
- ✓ Increased customer access to innovative products and services, including Value-Added Products, ProRack, Cold Storage, and ClearSpan structures
- ✓ Greater available fleet of ~475K pro forma rental units can be deployed across larger combined customer base and branch network
- ✓ Increased branch density reduces growth CapEx requirements, while more efficient utilization of the pro forma fleet helps eliminate redundancies via fleet sharing
- ✓ Complementary WillScot Mobile Mini and McGrath locations support synergy realization
- ✓ In-house refurbishments and conversions at scale are highly capital efficient and will allow deferral of new fleet purchases
- ✓ WillScot Mobile Mini's best-in-class technology platform enhances overall branch network efficiency

FLEX



VAPS


50" Flat Screen
Planning Package
Lateral File Cabinet
Data Package
Premium Conference Package
Professional Workstation Package

ProRack



10

# Complementary customer segments with benefits from diversification

WILLSCOT | mobile mini

## Diverse Customer Segments[1]...


~$2.4B
Education 4%
Government / Healthcare 2%
Energy & Natural Resources 5%
Commercial / Industrial 46%
Construction 43%
~$0.8B
Education 33%
Government / Healthcare 6%
Commercial / Industrial 23%
Construction 38%
~$3.2B
Education 12%
Government / Healthcare 3%
Energy & Natural Resources 4%
Commercial / Industrial 40%
Construction 42%
WILLSCOT | mobile mini
McGRATH[2]
PF Combined Company

## ...Driving Demand

### Broad-Based Exposure to GDP with Overweight to Non-Residential Construction

Stable 2024 outlook with tailwinds from manufacturing, industrial, education and event-driven projects

Supported by elongated contractor backlog

### Onshoring / Reshoring Supports More Projects

Strategic customer decisions supported by stimulus

### Infrastructure Investment and Jobs Act ("IIJA")

Increased Federal and State infrastructure spending on more complex projects likely beginning in second half of 2024

### Portfolio Diversity Reduces Downside Risk

Limited exposure to volatile segments (e.g., <5% exposure to upstream Oil & Gas)

1. Revenue figures reflect mid-point of latest 2023E guidance for continuing operations released by WillScot Mobile Mini and McGrath; Customer segment mix based on latest publicly disclosed figures for both companies.
2. Based on Mobile Modular rental operations revenue customer mix.

11

# Track record of delivering identified operating synergies

## Expected Run-Rate Operating Synergies of $50M


$50M
Logistics & Third-Party Services: ~$10M
Branch Infrastructure & Fleet Optimization: ~$20M
Other SG&A: ~$20M

- ✓ Insourcing and optimization of trucking and fleet maintenance spend
- ✓ Operating efficiencies across branch infrastructure
- ✓ Excess idle fleet storage capacity across combined network
- ✓ Corporate expense redundancy and efficiency
- ✓ Optimization of professional fees and other spend (marketing, insurance, information technology, etc.)

## Adj. EBITDA Expansion via Organic & Inorganic Growth


$740M
$98M
$72M
$750M generated / reinvested
$344M
$1,058M
$316M
$50M
$1,424M
2021
Divestitures
M&A[1]
Organic Value Creation
2023E[2]
MGRC[2,3] (2023E)
Operating Synergies
Pro Forma 2023E

**Total expected operating synergies of $50M; Expected to realize ~40% of run-rate within ~12 months and 100% within ~24 months of closing. Expected one-time costs to achieve of ~$35M**

1. Incremental Adjusted EBITDA contribution from 2021-2023 M&A transactions included in 2023E.
2. Reflects mid-point of latest 2023E guidance for continuing operations released by WillScot Mobile Mini and McGrath.
3. Adjusted EBITDA unburdened for stock-based compensation, transaction costs and non-cash impairment costs.

12

13 ShareShare 46 277 83 -40 -20 0 20 40 60 80 100 - 50 100 150 200 250 300 350 400 Unique VAPS strategy and cross-selling will drive significant revenue upside Track Record of Realizing VAPS Cross-Sell Synergies Clear visibility into high-margin revenue growth from the churn of the acquired portfolio 2012 2013 2014 2015 2016 2017 2018 2019 2020 20222021 2023 VAPS Average Monthly Rate / UOR ($/unit) VAPS Quarterly Revenue ($M) Modular Unit VAPS Convergence Opportunity Current WillScot Mobile Mini Penetration and selective new products driving opportunity Further commercial upside from cross-selling and a more efficient go-to-market strategy Current McGrath Significant VAPS Uplift Opportunity 1. Represents VAPS & Third-Party leasing revenues divided by the sum of Modular Space and Portable Storage leasing revenues, as of YTD Q3 2023A. 2. Represents Mobile Modular Plus revenue divided by Mobile Modular rental revenue, as of YTD Q3 2023A. VAPS Revenue Unit Rental Revenue VAPS Revenue Modular Rental Revenue ~30% current portfolio penetration1 <10% current portfolio penetration2WillScot Mobile Mini LTM delivered penetration = ~40%

# Continuing our strong track record of substantial value creation through profitable growth

WILLSCOT | mobile mini

| Performance Metric[1] | 3 – 5 Year Operating Range ('21 Investor Day) | WillScot Mobile Mini Q3 2023 LTM | Updated 2024E – 2026E Operating Ranges |
|---|---|---|---|
| Revenue CAGR[2] | 5 - 10% | 16% | 5 - 10% |
| Adjusted EBITDA[3] Margin | 40 - 45% | 44.5% | 45 - 50% |
| Return On Invested Capital[4] | 10 - 15% | 17.9% | 15 - 20% |
| Net Debt / Adjusted EBITDA[3] | 3.0 - 3.5x | 3.3x | 3.0 - 3.5x |
| Free Cash Flow[3] ($M) | $500 - $650 | $533 | $700+ |
| Free Cash Flow[3] Margin[5] | 20 - 30% | 22% | 20 - 30% |
| Free Cash Flow[3] Per Share | $2.00 - $4.00+ | $2.78 | $2.00 - $4.00+ |

- Portfolio of growth initiatives gives us optionality and multiple organic paths to meet and exceed Revenue and Adjusted EBITDA milestones
- Expanding FCF and Return on Invested Capital are outcomes of our capital efficient growth initiatives
- Maintaining appropriate long-term leverage for a resilient business model creates additional capital for deployment
- Clear path to invest in M&A and/or our own stock to compound Free Cash Flow Per Share

1. All metrics based on continuing operations unless otherwise stated.
2. Revenue CAGR for Q3 2023A LTM is relative to Q3 2022A LTM.
3. Assumes illustrative run-rate operating synergies of $50M.
4. ROIC defined as adjusted earnings before interest and amortization divided by net assets.
5. Calculated as Free Cash Flow / Revenue.

14

15 Transaction financing overview De-Leveraging DriversTransaction Sources ($M) Pro Forma Net Leverage ✓ Highly predictable sources of top line growth ✓ Operating synergies leading to margin expansion ✓ More efficient capital spending due to fleet pooling ✓ Potential review of non-core assets and real estate ✓ Highly flexible debt structure accommodates prepayment 1. Includes acquisition related fees and expenses. 2. Reflects $750M ABL upsize; Available borrowing capacity is reduced by $22.8M of standby letters of credit outstanding under the US ABL Facility as of 9/30/23A. 3. Based on bridge financing commitments. Pro Forma Debt Maturity Profile 4.3x 3.4x At Closing Within 12 Months of Closing Target range of 3.0x - 3.5x $1,453 $527 $500 $500 $2,974 $750 $750 Current Liquidity 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 ABL Capacity Senior Notes ABL Principal New Senior Notes 32 On target to de-lever into target range within 12 months of closing ABL Draw $1,156 New Senior Notes or Committed Bridge Loans 1,500 WillScot Mobile Mini Equity Issued to McGrath Shareholders 1,214 Total Sources1 $3,870 (in millions)

16 25% 25% 50% Net CapEx M&A Returns to Shareholders Capital Allocation Framework Accelerates free cash flow production and preserves long-term capital allocation framework • Combined company committed to continuing a disciplined capital allocation policy with deleveraging back into our targeted range as the top priority • Long rental duration of 30+ months provides visibility into recurring lease revenues • Long average useful asset life of >20 years minimize need for maintenance CapEx • Strong cash flow profile and predictable recurring revenue enable rapid deleveraging • Target net leverage range of 3.0 – 3.5x within 12 months post-close

17 Overlapping company values centered on customers and employees Complementary company cultures built upon a drive to excellence and focus on unlocking value for all stakeholders YOU matter Dedicated To Health & Safety WillScot Mobile Mini Key Values McGrath Key Values Committed To Inclusion & Diversity Community Focused Trustworthy & Reliable Devoted To Our Customers EQ is as important as IQ Exceptional customer experiences are our lifeblood (internal & external) Our personal best is put forth in everything we do To lead in our markets we adapt, renew, innovate We value getting it right vs. being right Relationships are built with open, honest, and direct communication Driven To Excellence We measure success through our results and the achievement of our goals. We continuously improve ourselves, our products and services in pursuit of shareholder value “We do what we say we will do” Our promise is our word. We act on every level with integrity and we honor our commitments to our customers, and each other

18 Acquisition benefits all stakeholders Unique opportunity to drive shareholder returns Powerful cash flow characteristics allow us to compound growth over time Significant, high certainty synergies achievable based on WillScot Mobile Mini’s track record of substantial value creation through M&A Enhances value proposition of turnkey space solutions across key customer segments ClearSpan VAPS FLEX

19